December 30, 2013

VIA EDGAR and Email

Brazierd@sec.gov

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:

Dean Brazier

Dieter King

Mara Ransom

Re:  International Commercial Television, Inc. Registration Statement on Form S-1 (File No. 333-191802)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), International Commercial Television, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-191802, together with all amendments and exhibits thereto (the “Registration Statement”), effective immediately. The Company has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market reaction to a potential public offering at or near the Company’s current stock price. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have been sold in the proposed offering.

In accordance with Rule 477(c) under the Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you are in need of additional information, please feel free to contact Gerald W. Gritter of Levinson, Gritter & DiGiore LLP at (561) 391-8899 or the undersigned at (484) 598-2313.

Very truly yours,

/s/ Richard Ransom

Richard Ransom

President